SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

Press Release of  March 30, 2007 – Results for the Three Months Ended March 30, 2007  (US GAAP).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,

Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Three Months Ended March 30, 2007 (US GAAP)

FIRST QUARTER HIGHLIGHTS

•      Volume of 387 million unit cases, 19% ahead of the same period in 2006;

•      Operating profit of €54.5 million versus €26.7 million in the same period in 2006;

•      Net income of €22.3 million versus a net loss of €0.2 million in the same period in 2006.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘I am pleased to report positive momentum across all our territories and product portfolio during the first quarter of 2007. Our continued effort to strengthen our commercial capabilities and route-to-market effectiveness, together with favorable weather conditions, had a positive impact on our volumes. We are also encouraged by the early consumer response to the recent launch of Coca-Cola Zero in certain of our markets.

Solid organic growth, realization of planned pricing and improved operating efficiency helped offset persisting raw material cost increases and the planned first-quarter investment in our sales capabilities. Given this strong start to the year, albeit in a quarter that is traditionally the least significant for our business, we remain comfortable with our full year guidance.’

May 10, 2007

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months Ended March 30, 2007 (US GAAP)

Coca-Cola Hellenic Bottling Company S.A. (‘the Company’ or ‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people.  The Company shares are listed on the Athens Stock Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (‘US GAAP’). The Company also prepares financial information under International Financial Reporting Standards (‘IFRS’), which are available on our website: www.coca-colahbc.com.

Conference Call

The Company will host a conference call with financial analysts to discuss the 2007 first quarter financial results on May 10, 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio web cast of the calls through the Company’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 e-mail: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: anna.konoplianikova@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 e-mail: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No. 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	March 30, 2007	March 31, 2006
	(euro in millions, except per share data)

Net sales revenue	€1,200.8	€1,022.4
Cost of goods sold	(738.6)	(629.6)
Gross profit	462.2	392.8

Selling, delivery and administrative expenses	(407.7)	(366.1)
Operating profit	54.5	26.7

Interest expense	(20.3)	(17.9)
Interest income	2.2	1.2
Other expenses	(1.5)	(0.8)
Income before income taxes	34.9	9.2

Income tax expense	(11.9)	(11.4)
Share of income of equity method investees	1.3	4.3
Minority interests	(2.0)	(1.5)
Net income before cumulative effect of accounting change	22.3	0.6

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of €0.2m	—	(0.8)
Net income / (loss)	€22.3	€(0.2)

Basic and diluted net income per share (in €):	0.09	—

See notes to the consolidated financial statements on pages 9 to 16

Coca Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	March 30, 2007	December 31, 2006
	(euro in millions)
Assets
Current assets:
Cash and cash equivalents	€263.2	€288.7
Trade accounts receivable, less allowance of €35.8m in 2007 and €36.4m in 2006	617.8	640.4
Inventories	478.2	389.7
Receivables from related parties	96.6	90.8
Taxes receivable	13.8	9.9
Deferred income taxes	56.1	44.4
Prepaid expenses	92.6	86.8
Derivative assets	5.8	4.8
Other current assets	84.2	61.5
Total current assets	1,708.3	1,617.0

Property, plant and equipment:
Land	131.7	132.8
Buildings	869.5	854.2
Returnable containers	243.3	241.1
Production and other equipment	2,857.4	2,801.5
	4,101.9	4,029.6
Less accumulated depreciation	(1,824.8)	(1,769.9)
	2,277.1	2,259.7
Construction in progress	179.9	156.3
Advances for equipment purchases	54.6	70.2
	2,511.6	2,486.2

Investments in equity method investees	318.0	316.9
Deferred income taxes	29.4	35.8
Other tangible non-current assets	36.5	35.9
Franchise rights	1,992.7	1,997.4
Goodwill and other intangible assets	796.0	798.4
Total assets	€7,392.5	€7,287.6

See notes to the consolidated financial statements on pages 9 to 16

	As at
	March 30, 2007	December 31, 2006
	(euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€267.5	€269.3
Accounts payable	278.2	274.3
Accrued expenses	563.0	480.4
Amounts payable to related parties	161.5	160.1
Deposit liabilities	98.3	100.7
Income taxes payable	41.7	46.8
Deferred income	22.6	25.6
Deferred income taxes	5.4	5.4
Derivative liabilities	1.1	1.2
Current portion of capital lease obligations	37.4	33.9
Total current liabilities	1,476.7	1,397.7

Long-term liabilities:
Long-term debt	1,509.1	1,516.4
Capital lease obligations, less current portion	89.7	82.2
Cross currency swap payables relating to borrowings	129.9	122.0
Deferred income taxes	689.1	683.1
Deferred income	87.8	89.1
Employee benefit obligations and other long-term liabilities	176.0	175.4
Total long-term liabilities	2,681.6	2,668.2

Minority interests	63.2	65.0

Shareholders’ equity:
Ordinary shares, €0.50 par value: 242,067,916 shares (2006: 242,067,916) authorized, issued and outstanding	121.0	121.0
Additional paid-in capital	1,720.4	1,719.0
Deferred compensation	(0.9)	(0.7)
Retained earnings	1,214.1	1,190.2
Accumulated other comprehensive income	116.4	127.2
Total shareholders’ equity	3,171.0	3,156.7
Total liabilities and shareholders’ equity	€7,392.5	€7,287.6

See notes to the consolidated financial statements on pages 9 to 16

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	March 30, 2007	March 31, 2006
	(euro in millions)
Operating activities
Net income / (loss)	€22.3	€(0.2)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83.9	77.8
Amortization	0.2	0.1
Stock option compensation expense	1.4	0.8
Impairment charges on property, plant and equipment	—	6.4
Deferred income taxes	1.7	4.5
Gains on disposal of non-current assets	1.1	—
Minority interests	2.0	1.5
Share of income of equity method investees	(1.3)	(4.3)
Cumulative effect of accounting change for Statement No. 123(R) adoption, before income taxes	—	1.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(1.2)	38.2
Inventories	(89.5)	(56.3)
Accounts payable and accrued expenses	57.5	(0.8)
Net cash provided by operating activities	78.1	68.7

Investing activities
Purchases of property, plant and equipment	(93.1)	(69.4)
Proceeds from disposals of property, plant and equipment	1.8	0.7
Cash payments for acquisitions, net of cash acquired	(0.5)	(10.8)
Net payments for purchase of investments and other assets	0.1	(9.3)
Net cash used in investing activities	(91.7)	(88.8)

Financing activities
Proceeds from issuance of debt	42.1	414.8
Payments on debt	(45.7)	(93.6)
Payments on capital lease obligations	(8.0)	(4.7)
Net cash (used in) / provided by financing activities	(11.6)	316.5

Effect of exchange rates on cash	(0.3)	(2.4)
Net (decrease) / increase in cash and cash equivalents	(25.5)	294.0

Cash and cash equivalents at beginning of year	288.7	168.5
Cash and cash equivalents at end of period	€263.2	€462.5

See notes to the consolidated financial statements on pages 9 to 16

Coca Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)		(euro in millions)
As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Net profit for 2006	—	—	—	—	313.4	—	313.4
Currency translation adjustment, net of applicable income taxes of €2.3m	—	—	—	—	—	(11.8)	(11.8)
Change in minimum pension liability, net of applicable income taxes of €(0.2)m	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of €0.1m	—	—	—	—	—	(0.3)	(0.3)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €(0.6)m	—	—	—	—	—	1.8	1.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1)m	—	—	—	—	—	0.5	0.5
Comprehensive income	—	—	—	—	—	—	303.7
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of €(4.1)m	—	—	—	—	—	12.0	12.0
Unrecognised losses and prior service cost, net of applicable income taxes of €10.3m	—	—	—	—	—	(36.4)	(36.4)
Shares issued to employees exercising stock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	4.0	—	—	—	4.0
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)

As at December 31, 2006	242.1	121.0	1,719.0	(0.7)	1,190.2	127.2	3,156.7

Cumulative effect of accounting change for Interpretation No. 48 adoption (see Note 2)	—	—	—	—	1.6	—	1.6

As at January 1, 2007	242.1	121.0	1,719.0	(0.7)	1,191.8	127.2	3,158.3

Net profit for the three months ended March 30, 2007	—	—	—	—	22.3	—	22.3
Currency translation adjustment, net of applicable income taxes of €0.3m	—	—	—	—	—	(12.2)	(12.2)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €(0.3)m	—	—	—	—	—	1.0	1.0
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1)m	—	—	—	—	—	0.2	0.2
Amortization of actuarial losses and prior service cost, net of applicable income taxes of €(0.1)m	—	—	—	—	—	0.2	0.2
Comprehensive income							11.5

Stock option compensation	—	—	1.4	—	—	—	1.4
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)

As at March 30, 2007	242.1	€121.0	€1,720.4	€(0.9)	€1,214.1	€116.4	€3,171.0

See notes to the consolidated financial statements on pages 9 to 16

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.              BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (‘the Company’) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2006.

2.              NEW ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (‘Statement No. 155’). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (‘Statement No. 133’). Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e. new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (i.e. new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The adoption of Statement No. 155 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  Interpretation No. 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. Interpretation No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted this Statement on January 1, 2007. As a result of the implementation, the Company recognized a decrease of €1.6 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of the date of adoption and after the impact of recognizing the decrease in liability noted above, the Company’s unrecognized tax benefits totalled €26.4 million, all of which, if recognized, may affect the effective tax rate. The Company is not aware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months as of the date of adoption.

Also, as of the adoption date, the Company had accrued interest expense related to the unrecognized tax benefits of €0.7 million. The Company continues to recognize interest accruing and penalties if incurred, which are attributable to income tax matters, as income tax expenses.

The Company has operations in a large number of countries which each have their own laws and practice concerning a statute of limitations or its equivalent which sets a time limit for the examination of the tax affairs of the Company’s operations for a fiscal year. These time limits are generally of 5 years duration but in the case of fraud these time limits may be substantially increased, for example up to 15 years in the case of Switzerland. The time limit for examination, excluding situations of tax fraud or fiscal criminality, in the case of our major tax jurisdictions are as follows: Greece 5 years; Italy 5 years; Nigeria 6 years; Romania 5 years; Russia 3 years.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (‘Statement No. 157’). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (‘Statement No. 159’).  Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Statement No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157. The Company is currently assessing the effect of Statement No. 159 on its financial statements.

3.              SEASONALITY OF BUSINESS

Operating results for the three months ended March 30, 2007 are not indicative of the results that may be expected for the year ended December 31, 2007 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

4.              INVENTORIES

Inventories consist of the following (in millions):

	March 30, 2007	December 31, 2006

Finished goods	€203.7	€157.7
Raw materials & work in progress	174.9	157.3
Consumables	93.3	72.7
Payments on account	6.3	2.0
	€478.2	€389.7

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of franchise rights related to our bottlers’ agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, the Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, have an indefinite useful life. The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that the Company has recorded on its balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is the Company’s intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	March 30, 2007	December 31, 2006
Intangible assets not subject to amortization
Franchise rights	€1,992.7	€1,997.4
Goodwill	758.3	760.5
Trademarks	34.7	34.8
	2,785.7	2,792.7
Intangible assets subject to amortization
Water rights	1.9	1.9
Customer contracts	0.7	0.8
Distribution rights	0.4	0.4
	€2,788.7	€2,795.8

The changes in the carrying amounts of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2006	€597.9	€125.5	€37.1	€760.5
Foreign exchange differences	(1.1)	(0.8)	(0.3)	(2.2)
Balance as at March 30, 2007	€596.8	€124.7	€36.8	€758.3

6.              SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 28 countries, (including our equity investment based in the Former Yugoslav Republic of Macedonia) and our financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation, amortization, stock option compensation expense and impairment charges. Information on the Company’s segments is as follows (in millions):

	Three Months Ended
	March 30, 2007	March 31, 2006
	(euro in millions)
Net sales revenue
Established countries	€569.0	€517.6
Developing countries	216.4	171.8
Emerging countries	415.4	333.0
	1,200.8	1,022.4
Cash operating profit
Established countries	67.0	60.5
Developing countries	18.9	7.8
Emerging countries	54.1	43.5
	140.0	111.8
Depreciation
Established countries	(29.7)	(29.5)
Developing countries	(16.0)	(16.6)
Emerging countries	(38.2)	(31.7)
	(83.9)	(77.8)
Amortization
Established countries	(0.2)	(0.1)
Developing countries	—	—
Emerging countries	—	—
	(0.2)	(0.1)
Stock option compensation
Established countries	(0.4)	(0.6)
Developing countries	(0.3)	(0.1)
Emerging countries	(0.7)	(0.1)
	(1.4)	(0.8)
Impairment
Established countries	—	(5.6)
Developing countries	—	—
Emerging countries	—	(0.8)
	—	(6.4)
Operating profit
Established countries	36.7	24.7
Developing countries	2.6	(8.9)
Emerging countries	15.2	10.9
	54.5	26.7
Reconciling items
Interest expense	(20.3)	(17.9)
Interest income	2.2	1.2
Other expenses	(1.5)	(0.8)
Income tax expense	(11.9)	(11.4)
Share of income of equity method investees	1.3	4.3
Minority interests	(2.0)	(1.5)
Net income before cumulative effect of accounting change	€22.3	€0.6

	As at
	March 30, 2007	December 31, 2006
Total assets
Established countries	€3,809.0	€3,789.4
Developing countries	1,430.6	1,426.6
Emerging countries	2,183.1	1,987.1
Corporate / intersegment receivables	(30.2)	84.5
	€7,392.5	€7,287.6

7.              EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Three Months Ended
	March 30, 2007	March 31, 2006
Numerator
Net income / (loss)	€22.3	€(0.2)

Denominator
Basic	242.1	240.7
Dilutive effect of stock options	0.8	—
Diluted	242.9	240.7

8.              RESTRUCTURING

During the first quarter of 2007, the Company recorded restructuring charges of €4.0 million before tax, comprising cash restructuring charges of €3.8 million and accelerated depreciation of €0.2 million reflected in cost of goods sold. The restructuring charges relate to initiatives in Ireland. In Ireland, the project to develop a single all-island production facility is proceeding well.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	March 30, 2007	December 31, 2006

As at beginning of the period	€22.2	€9.0
Arising during the period	3.8	53.0
Utilized during the period	(1.6)	(39.8)
As at end of period	€24.4	€22.2

9.              CONTINGENCIES

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Group was served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company has increased the charge to its financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case. The Group believes that it has substantial legal and factual defenses to the Authority’s decision.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities.  However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union.  If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. The Company has made a provision for €2.7 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The Company’s tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The Company has adopted Interpretation No. 48 as at January 1, 2007 and now accounts for uncertain tax positions in accordance with this interpretation of Statement No. 109. Accordingly, the Company provides for taxation, interest and penalties with respect to uncertain tax positions that based upon the technical merits of individual tax positions do not meet the criteria of being more likely than not of being sustained under full review by the relevant tax authorities.

10.       NET DEBT

Net debt consists of the following (in millions):

	As at
	March 30, 2007	December 31, 2006

Long-term borrowings (including leases)	€1,598.8	€1,598.6
Short-term borrowings (including leases)	304.9	303.2
Cash and cash equivalents	(263.2)	(288.7)
Net debt	€1,640.5	€1,613.1

On March 24, 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due on March 24, 2009. The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. and were issued under the Company’s €2.0 billion Euro Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros Public Limited and the repayment of the remaining €233.0 million of the outstanding debt under the Company’s €625.0 million 5.25% Eurobond which matured on June 27, 2006.

11.       PENSIONS

Components of net periodic benefit cost consist of the following (in millions):

	March 30, 2007	March 31, 2006

Service cost	€5.2	€4.9
Interest cost	4.1	4.0
Expected return on plan assets	(2.6)	(2.4)
Amortization of transition obligations	—	0.2
Recognized net actuarial obligation loss	0.4	0.5
Curtailment/settlement and terminations	0.1	2.8
	€7.2	€10.0

The Company disclosed in its financial statements for the year ended December 31, 2006 that it expects to contribute €9.2 million to its pension plans during 2007. As at March 30, 2007, the Company has made contributions of €2.2 million to these plans.

12.       SUBSEQUENT EVENTS

On April 23, 2007, the Company agreed to acquire 100% of Eurmatik S.r.l., (‘Eurmatik’) a local vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction is expected to be €15.8 million (including debt but excluding acquisition costs). The final purchase price is subject to certain adjustments. The transaction is also subject to regulatory approval.

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit

	Three months ended
	March 30, 2007	March 31, 2006
	€ million	€ million
Operating profit under US GAAP	54.5	26.7

Recognition of previously unrecognized pre-acquisition tax losses (1)	—	(3.6)
Treatment of joint ventures (2)	2.6	3.7
Restructuring charges (3)	4.0	5.4
Other	(0.9)	(1.4)
Operating profit under IFRS	60.2	30.8

Reconciliation of net income

	Three months ended
	March 30, 2007	March 31, 2006
	€ million	€ million
Net income / (loss) under US GAAP	22.3	(0.2)

Cumulative effect of accounting change for Statement No. 123 (R)	—	0.8
Deferred tax (4)	0.1	0.6
Restructuring charges (3)	4.0	5.4
Other	(1.0)	(1.0)
Net income under IFRS	25.4	5.6

In summary, the significant differences are as follows:

1.               In accordance with IAS 12R, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

2.               The Company’s interests in jointly controlled entities, Brewinvest S.A., the Multon Z.A.O. group and Fresh & Co, are accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

3.               In accordance with FASB Statement No. 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefits are recognized at fair value over the term of the retention period. Under IFRS, such costs are recognized on the date at which the exit plan is committed to. In addition, if it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then provision for any such amounts should not be recorded under US GAAP.

4.               The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. For example, under US GAAP a significantly larger balance is recorded as franchise rights than under IFRS. As deferred tax is applied to this franchise rights balance, enacted tax rate changes can have a material effect on deferred tax balances under US GAAP that is not reflected under IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 16, 2007